U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                        Commission File Number: 000-30294
                            CUSIP Number: 25250M 10 5


                               DIALOG GROUP, INC.
                         -----------------------------
                 (Name of Small Business Issuer in its Charter)


Twelfth Floor, 257 Park Avenue South
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(Address of Principal Executive Offices)

New York, New York 10010
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(City, State and Zip Code)

212.254.1917
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(Registrant's Telephone Number)

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          |_| Form 10-K; |_| Form 10-KSB; |_| Form 20-F; |_| Form 11-K
                        |_| Form 10-Q and |X| Form 10-QSB

                        For Period Ended: March 31, 2005

                       |_| Transition Report on Form 10-K
                       |_| Transition Report on Form 20-F
                       |_| Transition Report on Form 11-K
                       |_| Transition Report on Form 10-Q
                       |_| Money Market Fund Rule 30b3-1 Filing

                      For the Transition Period Ended: N/A

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates: All.

Part I Registrant Information

The Registrant is Dialog Group, Inc. (the "Company"). It has an address at Twelfth Floor, 257 Park Avenue South, New York, New York 10010.

Part II. Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III. Narrative

Part I, Item 1 (Financial Statements and Exhibits) of the Company's Form 10-QSB for the three months ended March 31, 2005 could not be filed within the prescribed period because the recent changes in procedures require extensive changes in the notes to the financial statements. This problem could not have been eliminated by the registrant without unreasonable effort or expense. As a result, Part I, Item 2 (Management Discussion & Analysis) could not be completed.

Part IV. Other Information

(1) Name and telephone number of person to contact in regard to this notification:

Mark Alan Siegel 561.988.6835

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings to be included in the subject report or portion thereof? |X| Yes |_| No

If so, attach an explanation of the anticipated change, both normatively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The Company's consolidated loss from Operations for the quarter decreased from $(385,400) in 2004 to approximately $(292,000) for 2005. The positive results can be attributed to lower Cost of Revenue resulting from higher margin businesses making up a greater percentage of Total Sales in the first quarter of 2004 than for the comparable period in 2004. A reduction of Operating Expenses also contributed to the improved results. Net consolidated Loss for 2004 was approximately $(310,300) including other income of $93,700 that arose primarily from the review of accrued expenses and adjustment to current estimates. In 2005, the Net Consolidated Loss was approximately $(331,800) which includes a gain of approximately $3,800 from forgiveness offset by an increase in interest expense of approximately $25,000 from increased level of loans and notes.

In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has caused this notification on Form 12b-25 to be signed in its behalf by the undersigned thereunto duly authorized on the 13th day of May 2005.

                                           DIALOG GROUP, INC.


                                           By: /s/ Peter V. DeCrescenzo
                                               ---------------------------------
                                               Peter V. DeCrescenzo,
                                               President & CEO